Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement and related Prospectus of Apogent Technologies Inc. for the registration of $250,000,000 6.50% Senior Subordinated Notes due 2013 and to the incorporation by reference therein of our report dated June 5, 2002, with respect to the statements of The Dairy and Drugs of Abuse Testing Business of CV Holdings, LLC and CV Leasing LLC included in the Current Report on Form 8-K of Apogent Technologies Inc. dated December 18, 2002, as amended by Amendment No. 1 thereto on Form 8-K/A, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Syracuse, New York

July 11, 2003